Filed by Fat Projects Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fat Projects Acquisition Corp

SEC File No.: 001-40755

Avanseus Announces Version 6.0 of its Augmented Operations Platform

Singapore – April 5, 2023 – Avanseus Pte. Ltd. (“Avanseus” or the “Company”), a software company specializing in developing AI-based solutions driven by machine learning and cognitive computing, today announced version 6.0 of its AI-based, state-of-the-art Augmented Operations platform, which includes several enhancements to Avanseus Predictive Maintenance’s (“APM”) capabilities and introduced the Smart Asset Procurement application.

Augmented Operations, previously called Cognitive Assistant for Networks, leverages AI to advance how telecom providers, data centers, and other enterprises manage network reliability, resiliency, and maintenance costs. The platform enables customers to predict and prevent equipment failure and protects companies and customers from unplanned outages and potential safety issues.

The product includes the following key applications:

●	Predictive maintenance

●	Smart asset procurement

●	Fault prediction

●	Topology discovery

●	Health index prediction

This software platform model delivers multiple applications that benefit from the patented AI engine capabilities centered around universal prediction, intelligent prioritization, predictive root cause analysis, and self-learning-based recommendations.

“This latest release represents the maturation of the Avanseus core platform that is driving a paradigm shift from reactive to predictive network monitoring and maintenance,” said Bhargab Mitra, Avanseus CEO. “With the transition to 5G and eventually 6G and the proliferation of devices under the Internet of Things, traditional approaches to monitoring network health and stability cannot match the new scale and complexity. The ability of our AI platform to identify failure points before they happen, maximize the value of installed equipment, and create a more consistent consumer experience is transformative.”

“We are excited to bring these enhancements in Augmented Operations to market,” said Dennis Lorenzin, Chief Product Officer, “and accelerate the journey into the future of Intelligent Network Operations for our Telco Operations customers by leveraging our scalable and proven AI capabilities.”

The APM solution now comes enriched with Topology Auto Stitching and Discovery, a multi-domain, multi-technology, and vendor-agnostic technology that automatically groups and visualizes predicted fault clusters based on topology and boosts in-depth Root Cause identification accuracy. If topology information is incomplete or missing, the new Topology Automatic Discovery capability will rebuild the necessary data and logical connections, maintaining and updating them through each facet of the cross-correlated analysis. APM’s Root Cause Analysis unlocks substantial value for Avanseus customers, sustaining network health while reducing operating costs.

APM can now integrate with RedHat Ansible, an enterprise-wide automation platform, enabling the closed-loop implementation of APM’s recommended resolutions, reducing execution time and the need for manual intervention. The successful integration of these two technologies signifies a significant step toward realizing the Company’s “zero-touch” operational vision and helps network operators to increase automation, speed, and effectiveness.

The Smart Asset Procurement solution is the Company’s latest off-the-shelf application specifically targeting telecom operators. It is designed to address inventory optimization by leveraging predictive maintenance to improve spare parts procurement and logistics. With a precise list of predicted hardware faults, SAP helps operators plan and precisely deliver the necessary parts, significantly reducing handling costs and network element downtimes. Applicable to both internal and outsourced spare parts management, SAP easily integrates with customers’ procurement ordering tools.

The enhanced functionality of the Company’s Augmented Operations product enables significant operational benefits in terms of incident ticket reduction, mean time to resolution, network uptime, and field force cost reduction.

About Avanseus

Avanseus is a software company specializing in building enterprise solutions enabled by analytics, artificial intelligence, machine learning, and cognitive computing. Avanseus’ current focus is predictive operations and maintenance software, primarily in telecommunications. It has developed and owns proprietary technology that can scale across various industries, including data centers, manufacturing, and industrial IoT sectors. Avanseus was founded in 2015 and is headquartered in Singapore, with operations in Europe, India, and the US. For more information, visit www.avanseus.com.

Business Combination with Fat Projects Acquisition Corp

Avanseus and Fat Projects Acquisition Corp (Nasdaq: FATP, FATPU, FATPW), a special purpose acquisition corporation or “SPAC” formed under the laws of the Cayman Islands (“FATP”) entered into a Business Combination Agreement dated August 26, 2022, as amended by a First Amendment to Business Combination Agreement dated October 3, 2022 and the Second Amendment to Business Combination Agreement dated February 14, 2023, (collectively, the “Business Combination Agreement”), that provides for a series of transactions, pursuant to which, among other things, Avanseus’ shareholders will exchange all of their outstanding Avanseus shares in consideration for newly issued FATP Class A Ordinary Shares (the “Share Exchange”), subject to the conditions set forth in the Business Combination Agreement, with Avanseus thereby becoming a wholly owned subsidiary of FATP (the Share Exchange and the other transactions contemplated by the Business Combination Agreement, together, the “Business Combination” or the “Proposed Transaction”). In connection with the Business Combination, FATP will change its corporate name to “Avanseus Holdings Corporation” (“New Avanseus”).

About Fat Projects Acquisition Corp (FATP)

Fat Projects Acquisition Corp or FATP is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While FATP may pursue an initial business combination target in any business or industry, it intends to focus on targets with operations or prospective operations that are technology-led in the areas of supply chain, transportation, logistics, finance, sustainability, ESG, food, agriculture, e-commerce, big data and/or targets that are taking advantage of the monetization opportunities stemming from a rapidly growing middle class and their evolving consumption and digital needs in Southeast Asia.

Additional Information and Where to Find It

This press release does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. FATP filed an Amendment No. 3 to Registration Statement on Form S-4 (Commission file number 333-267741) with the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2023 (the “Registration Statement”) relating to the Business Combination that includes a proxy statement of FATP and a prospectus of FATP. The Registration Statement has not been declared effective by the SEC. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all FATP shareholders as of a record date to be established for voting on the Business Combination. FATP’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto in the Registration Statement and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Avanseus, FATP and the Business Combination. FATP also will file other documents regarding the Business Combination with the SEC. Promptly after the Form S-4 is declared effective by the SEC, FATP intends to mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting decision, investors and securities holders of FATP are urged to carefully read the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about FATP, Avanseus and the Business Combination.

Investors and securities holders will be able to obtain free copies of the Registration Statement and all other relevant documents filed or that will be filed with the SEC by FATP through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by FATP may be obtained free of charge from FATP’s website at https://fatprojectscorp.com/investor-relations/ or by written request to FATP at Fat Projects Acquisition Corp, 27 Bukit Manis Road, Singapore 099892.

Participants in Solicitation

FATP and Avanseus and their respective directors and officers may be deemed to be participants in the solicitation of proxies from FATP’s shareholders in connection with the Business Combination. Information about FATP’s directors and executive officers and their ownership of FATP’s securities is set forth in FATP’s filings with the SEC, including FATP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 13, 2023. To the extent that such persons’ holdings of FATP’s securities have changed since the amounts disclosed in FATP’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the Business Combination of FATP’s and Avanseus’ respective directors and officers and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus contained in the Registration Statement regarding the Business Combination and the definitive proxy statement/prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination between FATP and Avanseus, including statements regarding the benefits of the Business Combination, the anticipated timing of the completion of the Business Combination, the services offered by Avanseus and the markets in which it operates, the expected total addressable market for the services offered by Avanseus, the sufficiency of the net proceeds of the Business Combination to fund Avanseus’ operations and business plan and Avanseus’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all; (ii) the risk that the Business Combination may not be completed by FATP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FATP; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Business Combination Agreement by the shareholders of FATP, the satisfaction of the minimum trust account amount following redemptions by FATP’s public shareholders, the satisfaction of the minimum cash at closing requirement and the receipt of certain governmental and regulatory approvals; (iv) the failure of FATP to raise sufficient funds through the PIPE, (v) the lack of a third-party valuation in determining whether or not to pursue the Business Combination; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vii) the effect of the announcement or pendency of the Business Combination on Avanseus’ business relationships, performance, and business generally; (viii) risks that the Business Combination disrupts current plans and operations of Avanseus as a result; (ix) the outcome of any legal proceedings that may be instituted against Avanseus, FATP or others related to the Business Combination Agreement or the Business Combination; (x) the ability to meet Nasdaq listing standards at or following the consummation of the Business Combination; (xi) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Avanseus operates, variations in performance across competitors and partners, changes in laws and regulations affecting Avanseus’ business and the ability of Avanseus and the post-combination company to retain its management and key employees; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination (xiii) the risk that Avanseus may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; (xiv) the ability to attract new users and retain existing users in order to continue to expand; (xv) Avanseus’ ability to integrate its services with a variety of operating systems, networks and devices; (xvi) the risk that Avanseus will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Avanseus’ business; (xix) the risk of cyber security or foreign exchange losses; (xx) the risk that Avanseus is unable to secure or protect its intellectual property; (xxi) the effects of COVID-19 or other public health crises on Avanseus’ business and results of operations and the global economy generally; and (xxii) costs related to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of FATP’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by FATP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Avanseus and FATP assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither FATP nor Avanseus gives any assurance that either FATP or Avanseus will achieve its expectations.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FATP or Avanseus, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Investor Relations Contact

Crocker Coulson, CEO, AUM Media

+1 (646) 652-7185
crocker.coulson@aummedia.org

FATP Contact

investor@fatprojects.com

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